Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands, except ratios)

	Year Ended December 31,
	2008	2007	2006	2005	2004
Earnings
Pretax income from continuing operations before minority interest	134,116	171,728	175,097	162,691	79,262
Add
Fixed Charges	19,676	11,619	11,197	12,894	15,452
Less
Minority interest in pretax income of subsidiaries that have not incurred fixed charges	420	(332)	(161)	—	—

Total	153,372	183,679	186,455	175,585	94,714

Fixed Charges
Interest expense	18,012	9,653	8,608	11,237	14,376
Capitalized interest	808	1,237	1,558	566	—
Amortization of debt costs	406	298	567	580	587
Interest element of rentals	449	431	464	511	489

Total	19,675	11,619	11,197	12,894	15,452

Ratio	7.80	15.81	16.65	13.62	6.13